Mail Stop 3561
                                                               August 13, 2019


    Paul Kim
    Chief Operating Officer
    Blockchain Industries, Inc.
    1632 First Ave.
    New York, NY 10028

            Re:     Blockchain Industries, Inc.
                    Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2018
                    Filed June 24, 2019
                    File No. 0-51126

    Dear Mr. Kim:

           We issued comments on the above captioned filing on July 11, 2019. On July 26, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

             As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

           Please contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.


                                                               Sincerely,

                                                               /s/ William H.
Thompson

                                                               William H.
Thompson
                                                               Accounting
Branch Chief
                                                               Office of
Consumer Products